Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to 2 February 2018

02 February 2018	Director/PDMR Shareholding
01 February 2018	Total Voting Rights
16 January 2018	Director/PDMR Shareholding
15 January 2018	Transaction in own shares
12 January 2018	Transaction in own shares
12 January 2018	Director/PDMR Shareholding
11 January 2018	Transaction in own shares
10 January 2018	Transaction in own shares
09 January 2018	Transaction in own shares
09 January 2018	Director/PDMR Shareholding
08 January 2018	Transaction in own shares
05 January 2018	Transaction in own shares
04 January 2018	Transaction in own shares
03 January 2018	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

09 January 2018: Scrip dividend

10 January 2018: Total Voting Rights

22 January 2018: Three-year rate plan proposed for Niagara Mohawk Electric & Gas

23 January 2018: National Grid responds to Ofgem’s Hinkley Consultation

02 February 2018: National Grid plc provides update on impact of US Tax Reform